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                                                                    EXHIBIT 18.1

TransAmerican Energy Corporation
1300 North Sam Houston Parkway Eas3t
Houston, Texas 77032

Gentlemen:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have read management's justification for TransAmerican Refining Corporation's change in accounting method for inventory pricing from the average cost method to the first-in-first-out method and the change in accounting method for turnaround costs from the accrual method to the deferral method contained in TransAmerican Energy Corporation's (the "Company") Form 10-Q for the quarter ended July 31, 1998. Based on our reading of the data and discussions with Company officials of the business judgment and business planning factors relating to the changes, we believe management's justification to be reasonable. Accordingly, we concur that the newly adopted accounting principles described above are preferable in the Company's circumstances to the methods previously applied.

We have not audited any financial statements of the Company as of any date or for any period subsequent to January 31, 1998, nor have we audited the application of the changes in accounting principles disclosed in the Company's Form 10-Q for the quarter ended July 31, 1998; accordingly, our comments are subject to revision on completion of an audit of the financial statements that include the accounting changes.




                                                      PricewaterhouseCoopers LLP

Houston, Texas
September 17, 1998